FIRST MERCURY FINANCIAL CORPORATION
October 16, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Mary K. Fraser

Re:	First Mercury Financial Corporation
Form S-1 filed on May 30, 2006
File No. 333-134573

Ladies and Gentlemen:
The undersigned, being the Registrant identified in Registration Statement No. 333-134573 as thereafter amended (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern time on October 17, 2006, or as soon thereafter as practicable.
In addition, the Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIRST MERCURY FINANCIAL CORPORATION

By:	/s/ Richard H. Smith

Name:	Richard H. Smith
Title:	President and Chief Executive Officer